ROBERT K. JOHNSON†
ALAN V. FRIEDMAN†
RONALD L. OLSON†
RICHARD S. VOLPERT
DENNIS C. BROWN†
ROBERT E. DENHAM
JEFFREY I. WEINBERGER
CARY B. LERMAN
CHARLES D. SIEGAL
RONALD K. MEYER
GREGORY P. STONE
BRAD D. BRIAN
BRADLEY S. PHILLIPS
GEORGE M. GARVEY
WILLIAM D. TEMKO
STEVEN L. GUISE†
ROBERT B. KNAUSS
STEPHEN M. KRISTOVICH
JOHN W. SPIEGEL
TERRY E. SANCHEZ
STEVEN M. PERRY
MARK B. HELM
JOSEPH D. LEE
MICHAEL R. DOYEN
MICHAEL E. SOLOFF
GREGORY D. PHILLIPS
LAWRENCE C. BARTH
KATHLEEN M. MCDOWELL
GLENN D. POMERANTZ
THOMAS B. WALPER
RONALD C. HAUSMANN
PATRICK J. CAFFERTY, JR.
JAY M. FUJITANI
O'MALLEY M. MILLER
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KRISTIN LINSLEY MYLES
MARC T.G. DWORSKY
JEROME C. ROTH
STEPHEN D. ROSE
GARTH T. VINCENT
TED DANE
STUART N. SENATOR
MARTIN D. BERN

†A PROFESSIONAL
CORPORATION	DANIEL P. COLLINS
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ROBERT L. DELL ANGELO
BRUCE A. ABBOTT
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MARY ANN TODD
MICHAEL J. O'SULLIVAN
KELLY M. KLAUS
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BURTON A. GROSS
KEVIN S. MASUDA
HOJOON HWANG
KRISTIN S. ESCALANTE
DAVID C. DINIELLI
ANDREA WEISS JEFFRIES
PETER A. DETRE
PAUL J. WATFORD
DANA S. TREISTER
CARL H. MOOR
DAVID M. ROSENZWEIG
DAVID H. FRY
LISA J. DEMSKY
MALCOLM A. HEINICKE
GREGORY J. WEINGART
TAMERLIN J. GODLEY
JAMES C. RUTTEN
J. MARTIN WILLHITE
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ROHIT K. SINGLA
LUIS LI
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SEAN ESKOVITZ
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BLANCA FROMM YOUNG
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MARIA SEFERIAN
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KATHERINE K. HUANG
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TODD J. ROSEN
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ESTHER H. SUNG

RICHARD D. ESBENSHADE†
ALLISON B. STEIN
PETER R. TAFT†
SUSAN E. NASH
TRUC T. DO
OF COUNSEL

E. LEROY TOLLES
(1922-2008)

November 19, 2010	WRITER'S DIRECT LINE (213) 683-9252 (213) (213) 683-4052 FAX Judith.Kitano@mto.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:
David L. Orlic
Daniel F. Duchovny

  Re:
  Simon Worldwide, Inc.
  Schedule TO-T/13E-3
  Filed by Overseas Toys, L.P., Multi-Accounts, LLC, OA3, LLC and
  Ronald W. Burkle
  Filed on November 1, 2010
  File No. 005-43175

Dear Mr. Orlic and Mr. Duchovny:

        On behalf of our client Overseas Toys, L.P. (the "Company"), we submit this letter to supplement the response letter we submitted today in response to comments from the staff (the "Staff") of the U.S. Securities and Exchange Commission received by letter dated November 10, 2010 relating to the above-referenced Schedule TO-T/13E-3 filed via EDGAR on November 1, 2010 (the "Original Schedule TO-T/13E-3").

        To aid in the Staff's review of the Amendment No. 1 to the Original Schedule TO-T/13E-3 (the "Schedule TO-T/13E-3 Amendment") filed today via EDGAR, we are supplementally providing a redlined copy, complete with exhibits, marked to show changes from the Original Schedule TO-T/13E-3. The provided redline was created for internal purposes by attempting to create a conformed document that would reflect the changes described in the Schedule TO-T/13E-3 Amendment as if the filing were fully amended and restated (the "Conformed Amendment") to mark against the Original Schedule TO-T/13E-3.

        Please note that, while we believe that the provided redline accurately reflects all of the changes to the Original Schedule TO-T/13E-3 made pursuant to the Schedule TO-T/13E-3 Amendment, the provided redline may contain errors related to the creation of the Conformed Amendment or other redlining process or formatting errors.

        Please direct any questions to the undersigned at (213) 683-9252. Thank you for your assistance.

Sincerely,
/s/ Judith T. Kitano Judith T. Kitano, Esq.
cc:
Robert P. Bermingham